[redacted]

15045302

tj 2/9/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2013 (MM/DD/YY) AND ENDING November 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING GRACE MUNICIPAL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SUMMERHILL ROAD
(No. and Street)

SPOTSWOOD (City) NEW JERSEY (State) 08884 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES J. DIRSCHERL 732-251-2460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PARKWAY (Address) LIVINGSTON (City) NEW JERSEY (State) 07039-1711 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 09 2015
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 2/9/15

OATH OR AFFIRMATION

I, James J. Dirscherl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Grace Municipal Securities Corp., as of November 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Joanna Acquaviva
Notary Public
New Jersey
My Commission Expires September 20, 2017
No. 2425317

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORP.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE
NOVEMBER 30, 2014

STERLING GRACE MUNICIPAL SECURITIES CORP.

NOVEMBER 30, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have audited the accompanying financial statements of Sterling Grace Municipal Securities Corp. ("Company"), a New Jersey corporation, which comprise the statement of financial condition as of November 30, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sterling Grace Municipal Securities Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, management has determined that a prior-period adjustment was required to reflect a deferred tax liability and additional taxes payable which affected retained earnings as of December 1, 2013 . Our opinion is not modified with respect to that matter.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corp. as of November 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

January 28, 2015

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2014

ASSETS

Cash and cash equivalents	$ 10,706,475
Securities owned - trading	12,385,657
Accrued interest receivable	379,512
Security deposits	1,995
Equipment, net of accumulated depreciation of $18,555	32,968
Total Assets	$ 23,506,608

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to clearing broker	$ 12,171,212
Officer loan	200,000
Loan payable - related party	500,000
Taxes payable	600,000
Deferred tax liability	86,000
Accrued expenses	131,399
Total Liabilities	13,688,612
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	9,817,996
Total Liabilities and Stockholders' Equity	$ 23,506,608

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF INCOME
YEAR ENDED NOVEMBER 30, 2014

REVENUE:		
Trading profit	$	5,996,521
Interest		1,463,393
Unrealized loss		(1,285,284)
Total Revenue		6,174,630
OPERATING EXPENSES:		
Compensation		2,997,325
Payroll taxes		94,896
Employee benefits		503,484
Travel and entertainment		2,315
Telephone		7,919
Rent		56,426
Subscriptions		106,888
Office expense		10,845
Clearance charges		74,270
Regulatory fees and assessments		31,327
Interest expense - clearing broker		609,980
Professional fees		29,950
Insurance		1,335
Postage		1,334
Stationary & supplies		1,133
Depreciation		7,752
Other		9,072
Charitable donations		200
Interest expense - other		39,750
Total Operating Expenses		4,586,201
INCOME BEFORE TAXES		1,588,428
TAX PROVISION		611,665
NET INCOME	$	976,763

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2014

	Common Stock*	Retained Earnings**	Stockholders' Equity
Balance, December 1, 2013	$ 48,000	$ 9,576,233	$ 9,624,233
Prior-period adjustment	-	(783,000)	(783,000)
Net income	-	976,763	976,763
Balance, November 30, 2014	$ 48,000	$ 9,769,996	$ 9,817,996

* 1,000 shares authorized, 100 shares issued, 96 outstanding.

** As restated.

STERLING GRACE MUNICIPAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30, 2014

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net income	$ 976,763
Depreciation	7,752
Deferred taxes	(514,000)
Changes in certain assets and liabilities:	
Interest receivable	(178,178)
Other assets	3,572
Payable to clearing broker	3,029,422
Taxes payable	417,000
Accrued expenses	(79,805)
Securities owned - trading	(1,744,139)
Net Cash Provided by Operating Activities	1,918,387
INVESTING ACTIVITIES:	
Employee Loan Repayment	65,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,983,387
CASH AND CASH EQUIVALENTS:	
Beginning of year	8,723,088
End of year	$ 10,706,475

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid for:	
Interest	$ 624,193
Income taxes	$ 717,738

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION:

Organization:
Sterling Grace Municipal Securities Corp. (the "Company" or "Sterling") is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Equipment:
Equipment is stated at cost. Equipment is depreciated under the straight-line method over the estimated useful lives of the assets.

Revenue Recognition:
Investment income is recorded when earned. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed) and the net realized gain or loss on sales of securities is determined by the use of an average price calculation.

Security Valuation:
Fair Value Measurements establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Security Valuation: (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: Inputs are unobservable for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Municipal bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2 inputs). At November 30, 2014, the Company's securities owned are Level 2.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
State and municipal bonds	$ -	$12,385,657	$ -	$12,385,657

Income Taxes:

The Company utilizes the accounting standards, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are recognized between the basis of assets and liabilities for financial statement and income tax purposes. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized. No valuation allowance has been recorded at November 30, 2014. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes: (Continued)
The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for the 2011 and forward are subject to audit by federal and state jurisdictions. At November 30, 2014, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2014 financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after November 30, 2014, through January 28, 2015, the date which the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 3 - PRIOR-PERIOD ADJUSTMENT:

Upon review of the current year tax provision, management has determined that a prior-period adjustment was required to reflect a deferred tax liability of $600,000 and taxes payable of $186,000. Accordingly, retained earnings as of December 1, 2013 has been restated to reflect a prior period adjustment, totaling $786,000.

NOTE 4 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Southwest Securities Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon ninety (90) days notice from either party or default under its terms.

At November 30, 2014, the amount due to the Clearing Broker was $12,171,212. All amounts due to the Clearing Broker are collateralized by the municipal bonds held by the Company. The Clearing Broker charges interest monthly at varying rates. Interest expense amounted to $609,980 for the year ended November 30, 2014.

NOTE 5 - LOAN RECEIVABLE - EMPLOYEE

In April 2001, the Company loaned an employee $126,000. The loan bears interest at 7.375%. The loan is secured by the employee's personal guarantee and is due on demand. At November 30, 2014, the loan balance is $0. Interest earned of $2,719 has been recorded in interest income for the year ending November 30, 2014.

NOTE 6 - OFFICER LOAN:

On March 31, 2002, an officer of the Company loaned the Company $200,000. The loan, which bears interest at 8%, is unsecured and payable on demand. Interest is paid annually. Interest incurred on this loan and charged to interest expense - other for the year ending November 30, 2014, amounted to $16,000.

NOTE 7 - LOAN PAYABLE - RELATED PARTY:

On December 5, 2006, Spotswood Partners, a related entity, loaned the Company $500,000. The loan bears interest at 4.75%. The loan is unsecured and payable on demand. Interest is required to be paid semi-annually. Interest charged to interest expense-other amounted to $23,750 for the year ending November 30, 2014.

NOTE 8 - PENSION PLANS:

The Company sponsors a 401k and a Cash Balance Plan covering all full-time employees who have two years of service and are age 21 or older. Employer matching contributions to the plan are determined each year by the officers of the Company. The Company's contribution to these plans during the year ended November 30, 2014, was $330,000.

NOTE 9 - COMMITMENTS:

The Company renewed its 24 month non-cancelable operating office lease expiring February 2014, at a monthly rental of $4,673. The lease contains a tenant option to extend the terms of the lease for an additional two years. The option was exercised by the Company. The rent will be increased on a yearly basis based on the Consumer Price Index. The future minimum rent payments required under such non-cancelable operating lease, as of November 30, 2014, is as follows:

Year	
2015	$56,079
2016	9,347
	$65,426

NOTE 10 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At November 30, 2014, the Company has net capital of $8,976,652, which was $8,876,652 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements."

NOTE 11 - INCOME TAXES:

The Company takes into consideration the effect of current and deferred taxes when determining its provision for income taxes. Deferred tax attributes resulting from differences between financial accounting amounts and amounts on the tax return. At November 30, 2014, the tax provision consists of the following:

	November 30, 2014
Federal tax provision, current	$ 918,239
State tax provision, current	207,426
Deferred income tax benefit	(514,000)
	$ 618,937

The deferred tax benefit results from the difference in treatment of the unrealized losses.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation. The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Sterling Grace Municipal Securities Corp.'s financial statements as of and for the year ended November 30, 2014, and our report thereon dated January 28, 2015, which expressed an unmodified opinion on those financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Company's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

January 28, 2015

STERLING GRACE MUNICIPAL SECURITIES CORP.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
NOVEMBER 30, 2014

NET CAPITAL:		
Total stockholder's equity qualified for net capital	$	9,817,996
Deductions and Charges		
Nonallowable assets:		
Security deposits	$	1,995
Petty cash		500
Accounts receivable		-
HRA account		3,089
Fixed assets, net		32,968
		38,552
Net Capital before haircuts on security positions		9,779,444
Haircuts on securities:		
Federal obligations		-
State and municipal obligations		802,792
Undue concentration		-
Total haircuts on securities positions		802,792
NET CAPITAL	$	8,976,652
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accrued expenses	$	131,399
Taxes payable		600,000
Officer loan		200,000
Loan payable - related party		500,000
TOTAL AGGREGATE INDEBTEDNESS	$	1,431,399
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Net Capital Requirement	$	100,000
Excess net capital	$	8,876,652
Net capital less greater of 10% of aggregate indebtedness or 120% of net capital requirement	$	8,833,512
Percentage of aggregate indebtedness to net capital		15.95%
RECONCILIATION WITH COMPANY'S COMPUTATION:		
Included in Part IIA of Form X-17A-5 as of November 30, 2014:		
Net capital, as reported in Company's (Unaudited) FOCUS report Part IIA	$	9,662,652
Net audit adjustments		(686,000)
NET CAPITAL PER ABOVE	$	8,976,652

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

We have reviewed management's statements included in the accompanying Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3, in which (1) Sterling Grace Municipal Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sterling Grace Municipal Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Sterling Grace Municipal Securities Corp. stated that Sterling Grace Municipal Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Sterling Grace Municipal Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sterling Grace Municipal Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

January 28, 2015

COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements." The Company met the exemption provisions throughout the entire year ending November 30, 2014.

James J. Dirscherl
Vice President

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not required to furnish the information relating to possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of rule 15c3-3. The Company met the exemption provisions throughout the entire year ending November 30, 2014.

James J. Dirscherl
Vice President

STERLING GRACE MUNICIPAL SECURITIES CORP.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

NOVEMBER 30, 2014

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders
Sterling Grace Municipal Securities Corp.
Spotswood, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended November 30, 2014, which were agreed to by Sterling Grace Municipal Securities Corp., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sterling Grace Municipal Securities Corp.'s compliance with the applicable instructions of Form SIPC-7. Sterling Grace Municipal Securities Corp.'s management is responsible for Sterling Grace Municipal Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended November 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended November 30, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if any; noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Certified Public Accountants

Livingston, New Jersey
January 28, 2015

SIPC-7

(33 REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7 10)

For the fiscal year ended November 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

8-020003 FINRA NOV 1/2/1976
STERLING GRACE MUNICIPAL
100 SUMMERHILL RD
SPOTSWOOD, NJ 08884

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

THOMAS MUNDY 732-251-2460

2. A. General Assessment (item 2e from page 2) $ 13,627

B. Less payment made with SIPC-6 filed (exclude interest) (7,350)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,277

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,277

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,277

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STERLING GRACE MUNICIPAL SECURITIES
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VICE PRESIDENT
(Title)

Dated the 11TH day of DECEMBER, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Dec 1, 2013
and ending Nov 30, 2014

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,174,630
2b Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	74,270
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 649,730	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	649,730
Total deductions	724,000
2d SIPC Net Operating Revenues	$ 5,450,630
2e General Assessment @ .0025	$ 13,627 (to page 1, line 2.A.)